UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________________
FORM SD
SPECIALIZED DISCLOSURE REPORT
______________________________________________________
FORUM ENERGY TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)
______________________________________________________

Delaware (State or other jurisdiction of incorporation)	001-35504 (Commission File Number)	61-1488595 (I.R.S. Employer Identification No.)
920 Memorial City Way, Suite 1000 Houston, Texas 77024 (Address of principal executive offices)

Registrant’s telephone number, including area code: (281) 949-2500
______________________________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Introduction

Forum Energy Technologies, Inc. (the “Company,” “we,” or “our”), a Delaware corporation, is a global oilfield products company, serving the drilling, subsea, completion, production and infrastructure sectors of the oil and natural gas industry. We design, manufacture and distribute products, and engage in aftermarket services, parts supply and related services that complement our product offering. Our product offering includes a mix of frequently replaced consumable products and highly engineered capital products that are predominantly used in the exploration, development, production and transportation of oil and natural gas.

The Company is committed to maintaining the highest standard of ethical conduct and is concerned with humanitarian and environmental abuses associated with the mining, transportation and trade of certain minerals from conflict-affected regions of the world, including the Democratic Republic of Congo or adjoining countries (the “Covered Countries”). To that end, and in connection with the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), the Company is compelled to determine whether its products contain tantalum, tin, tungsten, or gold (collectively, “3TG”) sourced from the Covered Countries and are used to finance armed groups in the region.

Section 1 - Conflict Minerals Disclosure

Item 1.01.     Conflict Minerals Disclosure and Report.

For the 2017 assessment period, the Company conducted a good faith reasonable country of origin inquiry for each of its product lines to determine whether any parts or materials obtained through our supply chain contained conflict minerals that originated from the Covered Countries. Similar to last year, each of our product lines reviewed its materials, parts, and products or product families to determine whether 3TG was present and necessary to their functionality.

Following the Company’s Conflict Mineral Policy and Manual, we developed a conflict mineral supplier list for our complete supply chain in order to identify suppliers that may include 3TG in their supplied goods. The Company then requested that each supplier identified as supplying products or materials containing or possibly containing 3TG complete the EICC GeSI Conflict Mineral Reporting Template (the “GeSI Template”) in order to determine the country of origin of any 3TG products or materials.

The Company encouraged supplier accountability to provide the requested information and scheduled reminder communications to those suppliers who did not respond. Approximately 43% of the suppliers identified for the 2017 assessment period responded to the Company’s request for information. We are in the process of reviewing the responses we received to determine if products or materials supplied were DRC Conflict free, not DRC Conflict Free, or DRC Conflict Undeterminable.

A copy of the Company’s Conflict Minerals Policy and this Form SD can be found on our website at http://www.f-e-t.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FORUM ENERGY TECHNOLOGIES, INC.
Date:	May 31, 2018	By:	/s/ John C. Ivascu
		Name:	John C. Ivascu
		Title:	Vice President and Deputy General Counsel